CLAUDIA J. ZAMAN ATTORNEY AT LAW
                              27430 Riverside Lane
                                Valencia CA 91354
                                 (661) 287-3772
                            (818) 475-1819 Facsimile


                               September 30, 2005



United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0407
Washington, D.C.   20549

Attention: Linda Cvrkel, Branch Chief

      Re:   Crown Partners, Inc. (the "Company")
            Form 10-KB for the fiscal year ended December 31, 2004 File No. 33-11986-LA

Dear Ms. Cvrkel:

      In response to your letter of June 30, 2005 regarding the above-referenced issuer, please be advised that the issuer is responding to the Staff's comments in this letter.

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Item 6. Management's Discussion and Analysis or Plan of Operations, page 5

1. Your disclosure merely repeats information that is evident from your financial statements. In addition to reiterating the various amounts that appear in the financial statements, please revise future filings to include an analysis and quantification of the particular causes of changes in line items such as revenues, general and administrative expenses and impairment. When changes in revenue and expense items are attributable to several factors, each factor should be separately identified and quantified. See Item 303 of Regulation S-B.

RESPONSE: In the Company's future filings, an analysis and quantification of the particular causes of change in line items will be included pursuant to Item 303 of Regulation S-B.

Liquidity and Capital Resources, page 6

2. Please expand your disclosure in future filings discuss the consequences to your operations if (for whatever reason) you are unable to raise capital.

RESPONSES: In the Company's future filings, it will discuss the consequences to its operations if the Company were unable to raise capital.

Financial Statements
Consolidated Statements of Operations, page 3

3. Supplementally advise us and expand the notes to the financial statements in future filings to, of your impairment policy for long-lived assets, the facts and circumstances related to your $374,385 impairment charge recognized fiscal year 2003, and the methodology used to determine the amount of the impairment.

RESPONSES: The impairment charge recognized in fiscal year 2003 was a result of predictions of future cash flows in relation to the assets impaired. Management believes that the carrying value of the fixed assets was not recoverable resulting in an impairment charge of $374,385. This decrease in value is a result of revenue continuing to fall short of predictions.

Policy to Be Added:

IMPAIRMENT OF LONG-LIVED ASSETS - The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount is not recoverable and the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. Fair value is determined based on market quotes, if available, or is based on valuation techniques.

Consolidated Statement of Stockholders' Equity, page 4

4. Reference is made to the issuance of your common stock for services during the year ended December 31, 2004. Supplementally tell us and revise the notes to the financial statements in future filings to disclose, whether the value of the transaction was based on the fair market value of your common shares given or on the fair value of the services received. See paragraph 8 of SFAS No. 123 and paragraph 18 of APB 29 for guidance. As part of your response, also indicate whether the stock issued for cash was to an unrelated third party.

RESPONSE: The value of the transaction for shares issued for services was based upon the fair market value of the Company's common stock. In future filings, the Company will revise its notes to its financial statements so that this is clear. The stock issued for cash was issued to an unrelated third party.

Consolidated Statements of Cash Flows, page 5
Note 1- Summary of Significant Accounting Policies, Nature of Business, page 6

5. You disclose in Note 1 that your main activities and source of income are from daily trading in stock markets. We also note from your statements of cash flows that you purchased and sold marketable securities during fiscal year 2004 and your statements of operations indicates that you realized a $107,192 loss on securities during fiscal year 2004. In this regard, revise future filings to include the disclosure required by paragraph 21(b) of SFAS 115 and clarify your accounting policy for unrealized and realized gains (losses) for your trading securities using the guidance set forth in SFAS 115. In addition, please revise your statements of cash flows in future filings to reflect cash flows from purchases and sales of your trading securities as cash flows from operating activities in accordance with paragraph 18 of SFAS 115.

RESPONSE: The Company will revise its future filings to include the disclosure required by SFAS 115, paragraph 21(b) as well as revising its statements of cash flows to reflect the cash flows from the purchase and sale of trading securities.

Note 1- Summary of Significant Accounting Policies, Revenue Recognition, Page 7

6. Please expand your revenue recognition policy to clarify how your policy relates to the nature of your business operations during the two years ended December 31, 2004.

RESPONSE: Crown recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is probable. These criteria are generally met at the time product is shipped or services are performed. Shipping and handling costs are included in cost of goods sold.

There are two steps that need to be completed in order for a sale to be considered complete. First, the medical waste must be picked up by Crown from various customers. Second Crown must process the medical waste in accordance with the agreement with the customer. At the point both procedures are completed, revenue is recognized.

Note 5- Advances, page 9

7. Supplementally advise us whether these advances are from a related party. If so, please review your disclosures in future filings include the disclosures required by paragraph 2 of SFAS 57.

RESPONSE: These advances are from related parties and future filings will include the disclosures required by paragraph 2 of SFAS 57.

FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2005

Financial Statements
Consolidated Statements of Operations, page 3

8. Supplementally tell us and revise the notes to the financial statements in future filings to disclose, the facts and circumstances related to the forgiveness of debt in the amount of $19,206 recognized in the first quarter of 2004. Please note that in the event that there is a related party transaction, the extinguishment transaction between related parties should be recognized as a capital transaction. See guidance in footnote 1 to APB opinion 26. Also, supplementally tell us where the forgiveness of debt was reflected in your statement of operations for the fiscal year ended December 31, 2004 and the accounting literature that supports your accounting treatment.

RESPONSE: In 2002, the Company borrowed money and pledged certain shares of stock as security with an unrelated party. When the Company was unable to pay the loan back, the security was sold and the proceeds received were insufficient to satisfy the loan completely. In 2004, the Company entered into a settlement with the lender pursuant to which shares of the Company's restricted stock were issued to the lender in full and complete satisfaction of the debt. Based on the fair market value of the shares issued, the amount received by the lender was less than the lender was due, resulting in a forgiveness of debt. The forgiveness of debt is noted in the Statement of Cash Flows. The forgiveness of debt was incorrectly included in General and Administrative expenses of $3,764,406. In future financial statements the amount will be corrected and a Reclassification footnote will be added to explain the change.

9. Please revise future filings to present the line item, interest expense, below the line item, operating income (loss).

RESPONSE: The Company's future filings will present the line item, interest expense and the below the line item, operating income (loss).

In connection with the Company's responses to your comments, please be advised that the Company acknowledges the following:

      o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please contact the undersigned with any questions or comments.


                                                Sincerely,

                                                CLAUDIA J. ZAMAN ATTORNEY AT LAW


                                               /s/ Claudia Zaman
                                               ---------------------------------
                                               CLAUDIA J. ZAMAN